                            Harvard Industries, Inc.

                        Harvard Capital Accumulation Plan

       Financial Statements and Schedules As Of December 31, 1998 and 1997

                    Employer Identification Number 21-0715310

                                  Together With

                    Report of Independent Public Accountants

                            HARVARD INDUSTRIES, INC.

                        HARVARD CAPITAL ACCUMULATION PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997

                                      INDEX

                                                                                     Page(s)
Report of Independent Public Accountants                                             4, 5

Financial Statements

   Statements of Net Assets Available for Benefits, with Fund                           6
     Information at December 31, 1998 and 1997

   Statements of Changes in Net Assets Available for Benefits, with Fund             7-10
     Information for the Years Ended December 31, 1998 and 1997

   Notes to the Financial Statements                                                 11-14

Supplemental Schedules*

   Item 27a - Schedule of Assets Held for Investment Purposes at                       15
     December 31, 1998

   Item 27b - Schedule of Loans or Fixed Income Obligations at                         16
     December 31, 1998

   Item 27d - Schedule of Reportable Transactions for the Year Ended                   17
     December 31, 1998





* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of

                Harvard Industries, Inc.
                Harvard Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Harvard Industries, Inc. Harvard Capital Accumulation Plan (the "Plan") as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended, as listed in the accompanying index. The financial statements of the Plan as of December 31, 1997 were audited by other auditors whose report dated May 26, 1998 expressed an unqualified opinion on those statements. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans or Fixed Income Obligations and Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roseland, New Jersey
June 28, 1999

                            HARVARD INDUSTRIES, INC.

                        HARVARD CAPITAL ACCUMULATION PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997



                                                                             As of December 31,
                                                                      ------------------------------
                                                                          1998              1997
                                                                      ------------       -----------
Investments, at contract value
    Fixed Fund                                                      * $  4,005,507       $ 7,085,895
                                                                      ------------       -----------
Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                                         *   26,335,469        21,616,760
    Vanguard Federal Money Market Fund                              *    4,274,781         4,721,059
    Vanguard Wellington Fund                                        *   13,578,605        12,921,253
                                                                      ------------       -----------
                                                                        44,188,855        39,259,072

Vanguard Retirement Savings Trust                                   *   14,296,659        14,829,129
Harvard Industries Common Stock Fund                                        10,605           103,565
Participant loans                                                          906,090            72,052
                                                                      ------------       -----------
                                                                        59,402,209        54,263,818
                                                                      ------------       -----------
      Total investments                                                 63,407,716        61,349,713
                                                                      ------------       -----------
Contribution receivable:
    Employer's                                                             225,865           264,990
    Employees'                                                             295,398           338,805
    Other receivables                                                            -             1,840
                                                                      ------------       -----------
                                                                           521,263           605,635
                                                                      ------------       -----------

Net assets available for benefits                                     $ 63,928,979       $61,955,348
                                                                      ============       ===========

*  Represents 5% or more of assets available for benefits.


                 The accompanying notes to financial statements
              are an integral part of these financial statements.

                             HARVARD INDUSTRIES,INC.

                        HARVARD CAPITAL ACCUMULATION PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                              WITH FUND INFORMATION


                                                            For the Year Ended December 31, 1998
                                        ------------------------------------------------------------------------------
                                                                    Participant Directed
                                        ------------------------------------------------------------------------------
                                                           Vanguard                       Vanguard         Harvard
                                          Vanguard        Fed. Money      Vanguard       Retirement        Common
                                             500            Market       Wellington        Savings          Stock
                                          Index Fund         Fund           Fund            Trust           Fund
                                        --------------   -------------  --------------  --------------  --------------
Additions:
Investment income:
    Interest and dividends                 $  409,048       $ 237,281      $1,516,082      $  871,557         $     -
    Net appreciation (depreciation)
     in fair value of investments           5,550,473               -           5,106               -        (89,075)
                                        --------------   -------------  --------------  --------------  --------------
Total investment income                     5,959,521         237,281       1,521,188         871,557        (89,075)
                                        --------------   -------------  --------------  --------------  --------------

Contributions:
    Employer's                                308,474          48,911         166,828         164,041
    Employees'                              1,560,264         200,328         852,293         802,401
    Rollovers                                  95,953           3,148          42,903           3,224
    Participant loan repayments                73,920          10,772          29,767          41,410               6
                                        --------------   -------------  --------------  --------------  --------------
Total contributions                         2,038,611         263,159       1,091,791       1,011,076               6
                                        --------------   -------------  --------------  --------------  --------------

Other additions                                   279           (258)             608           (338)
                                        --------------   -------------  --------------  --------------  --------------

Total additions                             7,998,411         500,182       2,613,587       1,882,295        (89,069)
                                        --------------   -------------  --------------  --------------  --------------

Deductions:
    Benefits paid to employees              3,608,362         919,380       1,967,395       2,164,831           3,064
    Participant loan withdrawals              442,361          68,304         151,889         311,121             360
    Administrative expenses and other          28,429           9,547          15,565          22,881             206
                                        --------------   -------------  --------------  --------------  --------------
Total deductions                            4,079,152         997,231       2,134,849       2,498,833           3,630
                                        --------------   -------------  --------------  --------------  --------------

Net increase (decrease) prior to
 interfund transfers                        3,919,259       (497,049)         478,738       (616,538)        (92,699)

Interfund transfers                           799,450          50,771         178,614          84,068           (261)
                                        --------------   -------------  --------------  --------------  --------------

Net increase (decrease)                     4,718,709       (446,278)         657,352       (532,470)        (92,960)

Net assets available for benefits:
    Beginning of year                      21,616,760       4,721,059      12,921,253      14,829,129         103,565
                                        --------------   -------------  --------------  --------------  --------------
    End of year                          $ 26,335,469      $4,274,781     $13,578,605    $ 14,296,659       $  10,605
                                        ==============   =============  ==============  ==============  ==============

                 The accompanying notes to financial statements
              are an integral part of these financial statements.

                            HARVARD INDUSTRIES, INC.

                       HARVARD CAPITAL ACCUMULATION PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION

                                                               Year Ended December 31, 1998
                                               -----------------------------------------------------------
                                                  Participant Directed
                                               -------------------------
                                                  Fixed      Participant     Contribution
                                                   Fund         Loans          Receivable         Total
                                               ----------    -----------     ------------      -----------
Additions:

Investment income:
    Interest and dividends                     $  311,425        25,368      $         -         3,370,761
    Net appreciation (depreciation)                                                                     -
     in fair value of investments                       -                              -         5,466,504
                                               ----------    -----------     ------------      -----------
Total investment income                           311,425        25,368                          8,837,265
                                               ----------    -----------     ------------      -----------
Contributions:
    Employer's                                          -             -          225,865           914,119
    Employees'                                          -             -          295,398         3,710,684
    Rollovers                                           -             -                -           145,228
    Participant loan repayments                         -      (155,875)               -                 -
                                               ----------    -----------     ------------      -----------
Total contributions                                     -      (155,875)         521,263         4,770,031
                                               ----------    -----------     ------------      -----------
Other additions                                         -             -                -               291
                                               ----------    -----------     ------------      -----------
Total additions                                   311,425      (130,507)         521,263        13,607,587
                                               ----------    -----------     ------------      -----------
Deductions:
    Benefits paid to employees                  2,847,560        43,833                -        11,554,425
    Participant loan withdrawals                   34,343    (1,008,378)               -                 -
    Administrative expenses and other               2,903             -                             79,531
                                               ----------    -----------     ------------      -----------
Total deductions                                2,884,806      (964,545)               -        11,633,956
                                               ----------    -----------     ------------      -----------
Net increase (decrease) prior to
 interfund transfers                           (2,573,381)      834,038          521,263         1,973,631

Interfund transfers                              (507,007)            -         (605,635)                -
                                               ----------    -----------     ------------      -----------

Net increase (decrease)                        (3,080,388)      834,038          (84,372)        1,973,631

Net assets available for benefits:
    Beginning of year                           7,085,895        72,052          605,635        61,955,348
                                               ----------    -----------     ------------      -----------
    End of year                                $4,005,507    $  906,090      $   521,263       $63,928,979
                                               ==========    ===========     ============      ===========

                 The accompanying notes to financial statements
              are an integral part of these financial statements.

                            HARVARD INDUSTRIES, INC.

                       HARVARD CAPITAL ACCUMULATION PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION


                                                                    Year Ended December 31, 1997
                                            -----------------------------------------------------------------------------
                                                                         Participant Directed
                                            -----------------------------------------------------------------------------
                                                              Vanguard                        Vanguard        Harvard
                                              Vanguard       Fed. Money       Vanguard       Retirement        Common
                                                 500           Market        Wellington        Savings         Stock
                                             Index Fund         Fund            Fund            Trust           Fund
                                            --------------  --------------  --------------  --------------  -------------
Additions:
    Investment income:
      Interest and dividends                  $   454,047      $  255,146     $ 1,102,111      $  868,036     $     654
      Net appreciation (depreciation)
       in fair value of investments             4,469,582               -       1,180,036               -      (137,580)
                                            --------------  --------------  --------------  --------------  -------------

        Total investment income                 4,923,629         255,146       2,282,147         868,036      (136,926)
                                            --------------  --------------  --------------  --------------  -------------

Contributions:
    Employer's                                    326,838         215,753         233,105         204,275          8,617
    Employees'                                  1,516,301         240,043         946,190         998,824         26,610
    Transfers and rollovers                        60,499           7,476          75,850          15,792          7,831
                                            --------------  --------------  --------------  --------------  -------------
        Total contributions                     1,903,638         463,272       1,255,145       1,218,891         43,058
                                            --------------  --------------  --------------  --------------  -------------

Total additions                                 6,827,267         718,418       3,537,292       2,086,927       (93,868)
                                            --------------  --------------  --------------  --------------  -------------

Deductions:
    Benefits paid to employees                  1,852,165       1,089,186       1,499,684       1,195,844          1,427

    Administrative expenses and other              22,482           7,978          13,891          23,524            568
                                            --------------  --------------  --------------  --------------  -------------
        Total deductions                        1,874,647       1,097,164       1,513,575       1,219,368          1,995
                                            --------------  --------------  --------------  --------------  -------------

Net increase prior to interfund transfers       4,952,620       (378,746)       2,023,717         867,559       (95,863)

    Interfund transfers                         3,665,155         728,316       2,894,065        (13,907)        189,737
                                            --------------  --------------  --------------  --------------  -------------

Net increase (decrease)                         8,617,775         349,570       4,917,782         853,652         93,874

Net assets available for benefits:
    Beginning of year                          12,998,985       4,371,489       8,003,471      13,975,477          9,691
                                            --------------  --------------  --------------  --------------  -------------
    End of year                               $21,616,760     $ 4,721,059    $ 12,921,253    $ 14,829,129      $ 103,565
                                            ==============  ==============  ==============  ==============  =============

                 The accompanying notes to financial statements
              are an integral part of these financial statements.

                            HARVARD INDUSTRIES, INC.

                       HARVARD CAPITAL ACCUMULATION PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION


                                                                    Year Ended December 31, 1997
                                           -----------------------------------------------------------------------------
                                                        Participant Directed
                                            ----------------------------------------------
                                                             Benchmark
                                                               Money
                                               Fixed           Market        Participant     Contribution
                                                Fund            Fund            Loans          Receivable       Total
                                            --------------  --------------  --------------  --------------  -------------
Additions:
    Investment income:
      Interest and dividends                 $   510,997    $          -       $  7,465         $      -      $ 3,198,456
      Net appreciation (depreciation)
       in fair value of investments                    -               -                               -        5,512,038
                                            --------------  --------------  --------------  --------------  -------------

        Total investment income                  510,997               -          7,465                -        8,710,494
                                            --------------  --------------  --------------  --------------  -------------
Contributions:
    Employer's                                         -               -              -          264,990        1,253,578
    Employees'                                         -               -              -          340,645        4,068,613
    Transfers and rollovers                            -               -              -                -          167,448
                                            --------------  --------------  --------------  --------------  -------------
        Total contributions                            -               -              -          605,635        5,489,639
                                            --------------  --------------  --------------  --------------  -------------
Total additions                                  510,997               -          7,465          605,635       14,200,133
                                            --------------  --------------  --------------  --------------  -------------
Deductions:
    Benefits paid to employees                 1,962,704               -         13,014                -        7,614,024
    Administrative expenses and other              2,877               -              -          645,617          716,937
                                            --------------  --------------  --------------  --------------  -------------
        Total deductions                       1,965,581               -         13,014          645,617        8,330,961
                                            --------------  --------------  --------------  --------------  -------------

Net increase prior to interfund transfers    (1,454,584)               -        (5,549)         (39,982)        5,869,172

    Interfund transfers                        (931,098)     (6,509,611)       (22,657)                -                -
                                            --------------  --------------  --------------  --------------  -------------
Net increase (decrease)                      (2,385,682)     (6,509,611)       (28,206)         (39,982)        5,869,172

Net assets available for benefits:
    Beginning of year                          9,471,577       6,509,611        100,258          645,617       56,086,176
                                            --------------  --------------  --------------  --------------  -------------
    End of year                              $ 7,085,895    $          -       $ 72,052       $  605,635     $ 61,955,348
                                            ==============  ==============  ==============  ==============  =============

                 The accompanying notes to financial statements
              are an integral part of these financial statements.

                            HARVARD INDUSTRIES, INC.

                        HARVARD CAPITAL ACCUMULATION PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

(1)  DESCRIPTION OF PLAN:

       The following description of the Harvard Industries, Inc. Harvard Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         General-

           The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In general, an employee of Harvard Industries, Inc. and its U.S. subsidiaries (the "Company"), whose terms and conditions of employment are not determined by a collective bargaining agreement, is eligible to participate in the Plan on the first day of the month after 30 days of service have been completed. Participation in the Plan is voluntary.

         Contributions-

           Participants may contribute from 2 percent to 12 percent of their pretax annual compensation as defined by the Plan, in increments of one percentage point. The amount of the Company's matching contribution is equal to 50 percent of that portion of a participant's contribution which does not exceed 2 percent of the participant's compensation and 25 percent of that portion of a participant's contribution which exceeds 2 percent but is not in excess of 6 percent of the participant's compensation. The matching contribution made on behalf of each participant begins upon the participant obtaining credit for 1,000 hours of service.

         Participant Accounts-

           A separate account is maintained for each type of contribution by or for the participant and contributions are allocated among the investment options as directed by the participant. Plan earnings are allocated and credited quarterly based on the balance of each participant's account, as defined in the plan document. Each participant is charged with an allocation of administrative expenses on a quarterly basis.

         Vesting-

           Participants are immediately vested in their contributions, earnings thereon and the Company's matching contributions.

         Investment Options-

           Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options-

              Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

              Vanguard Federal Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

              Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

              Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

              Harvard Industries Common Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. Effective June 15, 1997, this investment option is no longer available. Subsequent to December 31, 1998, this fund was liquidated.

              Fixed Fund: Seeks to provide a high level of income and a stable unit value of $1 in most cases through investment contracts with insurance companies.

         Payment of Benefits-

           Upon retirement, disability, death, or other termination of employment, participants or their beneficiaries may elect to receive the balance in their account in a lump sum payment. There is no provision for periodic distributions.

         Administrative Expenses and Other-

           The Company may, at its discretion, pay the expenses of the Plan. Administrative expenses of the Plan in the amount of $79,531 and $71,320 for the years ended December 31, 1998 and 1997, respectively, were allocated and charged to the participants' accounts on a quarterly basis. Other deductions in Contributions Receivable in the amount of $645,617 for the year ended December 31, 1997 represents a reduction for the collection of the December 31, 1996 contribution receivable.

         Transfers and Rollovers-

           Transfers and rollovers consisted of participant rollovers from other plans.


         Participant Loans-

           Plan participants may borrow from their accounts a minimum of $1,000 with a maximum loan amount equal to the lesser of $50,000 or one-half of their vested account balance. Loan terms range from one to five years or for the purchase of a primary residence, a reasonable period of time not to exceed fifteen years. A participant loan is secured by the participant's account and is anticipated to bear a fixed interest rate. Principal and interest are paid through payroll withholding according to the terms of the loan agreement. A participant may not have more than one loan oustanding at any time.

(2)  SUMMARY OF ACCOUNTING POLICIES:

       Basis of Accounting-

         The financial statements of the Plan are prepared under the accrual basis of accounting.

       Use of Estimates-

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from those estimates.

       Investment Valuation and Income Recognition-

         The Fixed Fund is stated at contract value, which approximates fair value and other investments are stated at fair value based upon quoted market price or net asset value (redemption value).

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Payment of Benefits-

         Benefits are recorded when paid.

(3)  INVESTMENT CONTRACT WITH
     INSURANCE COMPANY (FIXED FUND):

       The Plan has entered into an investment contract with Aetna Life Insurance and Annuity Company ("Aetna"). Aetna maintains the contributions in a pooled separate account. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Aetna. The contract is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 1998 and 1997 approximates its contract value as reported to the Plan by Aetna. The average yield was approximately 5.3 and 5.5 percent for 1998 and 1997, respectively, and the crediting interest rate was approximately
       5.1 percent for 1998. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 3 percent.

(4)  TRUSTEE:

       Under the terms of a trust agreement between Vanguard Fiduciary Trust Company (the "Trustee"), and the Plan, the Trustee manages the trust on behalf of the Plan. The Trustee invests in various funds as designated by the participants and maintains detailed records for each participant's account.

(5)  INCOME TAXES:

       The Internal Revenue Service has determined and informed the Company by a letter dated March 17, 1999, that the Plan met the requirements of
       Section 401(a) of the Internal Revenue Code and was exempt from federal income tax under Section 501(a) of the Code. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)  PARTIES-IN-INTEREST TRANSACTIONS:

       Certain plan investments are shares of mutual funds managed by The Vanguard Group. The Vanguard Group is the trustee as defined in the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $79,531 and $71,320 for the years ended December 31, 1998 and 1997, respectively.

(7)  PLAN TERMINATION:

       The Company anticipates continuing the Plan indefinitely, but reserves the right to discontinue contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA.

                         HARVARD INDUSTRIES, INC.                     SCHEDULE I

                    HARVARD CAPITAL ACCUMULATION PLAN

        ITEM 27(a)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            DECEMBER 31, 1998

                EMPLOYER IDENTIFICATION NUMBER 21-0715310

                                PLAN #021



(a)   (b) Identity of Issue               (c) Description of Investment  (d) Cost      (e) Current Value
---------------------------------------   -----------------------------  -----------   -----------------
Investments, at contract value:
   Fixed Fund                             Unallocated Insurance
                                          Contract                       $ 4,005,507    $ 4,005,507
                                                                         -----------    -----------
                                                                           4,005,507      4,005,507
                                                                         -----------    -----------
Investments, at fair value:
*  Vanguard 500 Index Fund                Registered Investment Co.       14,494,150     26,335,469
*  Vanguard Federal Money Market          Registered Investment Co.        4,274,781      4,274,781
*  Vanguard Wellington Fund               Registered Investment Co.       11,590,580     13,578,605
*  Vanguard Retire Savings Trust          Common/Collective Trust         14,296,659     14,296,659
*  Harvard Common Stock Fund              Company Stock Fund                 204,381         10,605
   Participant loans                      8.25% - 10%                        906,090        906,090
                                                                         -----------    -----------
                                                                          45,766,641     59,402,209
                                                                         -----------    -----------

Total assets held for investment purposes                                $49,772,148    $63,407,716
                                                                         ===========    ===========

* Denotes party-in-interest

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                         HARVARD INDUSTRIES, INC.                   SCHEDULE II

                    HARVARD CAPITAL ACCUMULATION PLAN

         ITEM 27(b)-SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                       YEAR ENDED DECEMBER 31, 1998

                EMPLOYER IDENTIFICATION NUMBER 21-0715310

                                PLAN #021

                                               Amount received during
                               Original Amt        reporting Year         Unpaid Balance    Interest    Amount
 Name/Address                    of Loan         Principal   Interest     as of 12/31/98      Rate     Overdue
 Donna Hall                        $ 1,850              -           -           $ 1,850        9.50%     $ 428
 1014 Easter Dr.
 Kingsport, TN 37663

 Ginger Buford                      11,331             41         465            11,206        9.75%       736
 8137 Fulton Lucas
 Liberty Center, OH 43532

 William Danford                     3,543          1,080         475               879        8.75%       904
 945 Fried Ave.
 Toledo, OH 43609

 David Gilliam                       1,550            266          45             1,284        9.50%       377
 3715 Newport Hwy
 Apt 1
 Greenville, TN 37743

 Gerald Adler                       15,400          1,571         528            13,829        9.50%     1,453
 2931 Algonquin Hwy1
 Toledo, OH 43606


                The accompanying notes to financial statements
                    are an integral part of this schedule.

                         HARVARD INDUSTRIES, INC.                   SCHEDULE III

                    HARVARD CAPITAL ACCUMULATION PLAN

             ITEM 27(d)-SCHEDULE OF REPORTABLE TRANSACTIONS

                       YEAR ENDED DECEMBER 31, 1998

                EMPLOYER IDENTIFICATION NUMBER 21-0715310

                                PLAN #021

                                                                                                       Current Value
Identity of Party Involved/           Purchase       Selling    Lease    Expense Incurred   Cost of    of Assets on       Realized
Description of Asset                    Price         Price     Rental   with Transaction    Assets    Transaction Date     Gain
---------------------------          -----------   ----------   ------   ----------------  ----------  ----------------  ----------
Vanguard/Wellington Fund **          $ 3,567,896   $    -       $  -     $     -           $    -        $    3,567,896  $    -

                                           -        2,916,258      -           -            2,515,577         2,916,258     400,681


Vanguard 500 Index Fund **             4,546,048        -          -           -                -             4,546,048       -

                                           -        5,378,091      -           -            3,674,100         5,378,091   1,703,991


Vanguard Retire Savings Trust **       3,174,295        -          -           -                -             3,174,295       -

                                           -        3,706,426      -           -            3,706,426         3,706,426       -


Vanguard/The Fixed Fund **               311,425        -          -           -                -               311,425       -

                                           -        3,391,813      -           -            3,391,813         3,391,813       -

* Transactions or a series of transactions in excess of five percent of the current value of the Plan's assets as of January 31, 1998, as defined in section 2520.103-6 of the Department of Labor Rules and Regulations of Reporting and Disclosure under ERISA.

** Denotes party-in-interest

                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                  SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exhchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            HARVARD CAPITAL ACCUMULATION PLAN
                                            HARVARD INDUSTRIES, INC.
                                            PLAN ADMINISTRATOR

Date: June 28, 1999                         By: /s/ Gerald G. Tighe
     --------------                            --------------------------------

                                            Name:  Gerald G. Tighe
                                                 ------------------------------

                                            Title: Senior Vice President
                                                  -----------------------------
                                                   General Counsel
                                                  -----------------------------

                                EXHIBIT INDEX
               FILED AS PART OF THIS ANNUAL REPORT ON FORM 11-K

Exhibit No.                    Description                       Page No.
-----------                    -----------                       --------

23.1         Consent of Arthur Andersen LLP dated June 28, 1999    19-20

23.2         Consent of PricewaterhouseCoopers LLP dated           21-22
             June 28, 1999